UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2, 2012

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Explanatory Note

This Form 6-K/A is being furnished to correct certain typographical errors in the table containing exchange rates appearing on page 19 of Exhibit 2 to the Form 6-K furnished by CEMEX, S.A.B. de C.V. on February 2, 2012 (the “Original Form 6-K”). The Original Form 6-K included (i) the press release, dated February 2, 2012, announcing fourth quarter and full year 2011 results for CEMEX, S.A.B. de C.V.; (ii) the fourth quarter and full year 2011 results for CEMEX, S.A.B. de C.V. and (iii) the presentation regarding fourth quarter and full year 2011 results for CEMEX, S.A.B. de C.V.

The typographical errors relate to the stated fourth quarter average exchange rates in 2010 and 2011. The typographical errors have been corrected in Exhibit 1 attached hereto to reflect the correct exchange rates. Other than the foregoing corrections, no changes have been made to Exhibit 2 of the Original Form 6-K. Furthermore, no changes have been made to Exhibits 1 and 3 of the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 2, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Fourth quarter and full year 2011 results for CEMEX, S.A.B. de C.V. (NYSE:CX). (Corrected)